Exhibit 99.1

HANWHA Q CELLS ANNOUNCES 70 MW SOLAR MODULE SUPPLY AGREEMENT WITH ADANI Group

•	Hanwha Q CELLS Co., Ltd. agreed to supply 70 MW to Ramnad Solar Power, a subsidiary of Adani Group of India

•	Module deliveries will begin in October 2015 to be installed through February 2016

Seoul, South Korea — July 14, 2015—Hanwha Q CELLS Co. Ltd. (“Hanwha Q CELLS”) (NASDAQ: HQCL), a top-10 global photovoltaic manufacturer of high-quality, high-efficiency solar modules, has signed 70 megawatts (MW) supply contract with Ramnad Solar Power, a subsidiary of Adani Group of India. The module will be installed at Tamil Nadu province in the southern part of India and construction will commence in October 2015 and is scheduled for a completion by February 2016.

India is one of the most rapidly growing solar markets in the world with strong government’s policy support. In 2014, Prime Minister Modi announced its plan to reach 100 GW installed PV power generation by 2020.

“Hanwha Q CELLS is pleased to have partnered with Adani Group, one of India’s major energy companies” said Mr. M.Y. Kim, Sr. Vice President of Hanwha Q CELLS in India. Mr. Kim also added “Solar has received increased support from the government and India has now become one of the more interesting emerging markets.”

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About Hanwha Q CELLS

In February 2015 Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) emerged as a new global solar power leader from combining two of the world´s most recognized photovoltaic manufacturers, Hanwha SolarOne and Hanwha Q CELLS. The combined company is listed on NASDAQ under the trading symbol of HQCL. It is headquartered in Seoul, South Korea, (Global Executive Headquarters) and Thalheim, Germany (Technology & Innovation Headquarters) and is the world’s largest solar cell manufacturer as well as one of the largest photovoltaic module manufacturers. Due to its diverse international production setup including facilities in China, Malaysia and South Korea, Hanwha Q CELLS is in the unique position to flexibly address market needs globally, even including certain key markets with import tariffs, such as the USA and the European Union. Based on its well respected “Engineered in Germany” technology, innovation and quality, Hanwha Q CELLS offers the entire range of outstanding photovoltaic products, applications and solutions, from modules to kits to systems to large scale solar power plants. The combined company is also engaged in downstream development and EPC business. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East the company provides excellent services and long-term partnership to its customers in the utility, commercial, government and residential markets.

Hanwha Q CELLS is a flagship company of Hanwha Group, a Top-Ten business enterprise in South Korea. For more information, visit: http://investors.hanwha-qcells.com/

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Hanwha Q CELLS’ operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by the forward-looking statements. Further information regarding these and other risks is included in Hanwha Q CELLS filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, Hanwha Q CELLS does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Adani Group

Adani Group is a leading conglomerate which is mainly focusing on Resources (#1 coal importer in India), Logistics (#1 private port in India), Energy (#1 private thermal power producer in India), and Agriculture (#1 edible oil brand in India) sectors. For more information, please visit their website at http://www.adani.com/

Contact:

Hanwha Q CELLS

Investor Relations

Paul W. Combs

TEL +86 21 3852 1533 Mobile: +86-138-1612-2768

EMAIL paul.combs@hanwha-qcells.com

Source: Hanwha Q CELLS Co., Ltd.